SEP - 2 2004

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004.

By Airmail

21st July, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

04036733

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th July 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st July 2004 confirming that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 20th July 2004, held 31,750,166 shares, being 4.021% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/47

Company Announcements Office,
London Stock Exchange.

21st July, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citibank, N.A. on behalf of Standard Life Investments, in a letter dated and received by fax on 21st July 2004, that Standard Life Group has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 20th July 2004, held 31,750,166 shares, being 4.021% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231